March 6, 2025

Andrew Yeo
Chief Executive Officer
Phaos Technology Holdings (Cayman) Ltd
83 Science Park Dr,
#02-01 & #04-01A/B The Curie, Singapore Science Park 1
Singapore 118258

       Re: Phaos Technology Holdings (Cayman) Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed February 19, 2025
           File No. 333-284137
Dear Andrew Yeo:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed February 19, 2025 Financial Statements, page F-1

1. Please update the financial statements pursuant to the guidance in Item 8.A.5 of Form
       20-F. See also Item 4 of Form F-1.
General

2. We note your response to comment 6, but it does not appear to be completely responsive to our comment. Please refile your exhibits in text-searchable format. In this regard, we note that exhibits 3.1, 10.1-10.13, 10.15-10.16, and 10.18-10.22 are not in text-searchable format. See Item 301 of Regulation S-T.
 March 6, 2025
Page 2

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   William S. Rosenstadt